Exhibit 2.4

DESCRIPTION OF THE REGISTRANT'S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of the securities of VIA optronics AG (“VIA,” or the “Company,” “we,” “us,” and “our”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description also summarizes relevant provisions of German corporate law, including the German Stock Corporation Act (Aktiengesetz, or AktG). The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of German corporate law, our rules of procedure of the supervisory board, our rules of procedure of the management board, our articles of association and Deposit Agreement, as amended from time to time, which are incorporated by reference as exhibits to the Annual Report on 20-F of which this Exhibit is a part. We encourage you to read these exhibits for additional information.

General

Our securities include (a) our ordinary shares, at no par value and €1.00 nominal value per share, and (b) our American Depositary Shares (the “ADSs”), every five ADSs representing one ordinary share. Our ordinary shares are registered under the Exchange Act not for trading purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission (the “Commission”).

Our ADSs are listed on The New York Stock Exchange under the trading symbol “VIAO.”

The following is a description of the rights of (i) the holders of ordinary shares and (ii) ADS holders. Ordinary shares underlying the outstanding ADSs are held by The Bank of New York Mellon, as depositary.

Ordinary Shares

The following is a summary of the rights of our holders of our ordinary shares as specified in our articles of association.

Type and Class of Securities

Each ordinary share has no par value and a nominal value of €1.00 per share.

Authorized Ordinary Shares

The articles of association authorize the management board, subject to the consent of the supervisory board, to increase the Company's registered share capital in one or more tranches by up to €1,500,000 by issuing up to 1,500,000 new no par value ordinary shares against contribution in cash or in kind until June 30, 2024.

With the consent of the supervisory board, the management board is authorized to exclude the shareholders' subscription rights in the following circumstances:

• to exclude fractional amounts resulting from the subscription ratio from the statutory subscription right of the shareholders;

• in the case of increases of the share capital against contributions in kind, in particular, in order to acquire companies, divisions of companies or interests in companies; or

• if the increase of the share capital is against contribution in cash, and if the issue price of the new shares is not substantially lower (as defined in the German Stock Corporation Act) than the exchange price for our shares of the same class and having the same terms already listed at the time of the final determination of the issue price. For this purpose, the market price may also be considered the market price of an ADS listed on the New York Stock Exchange divided by the number of our shares or multiplied by the fraction of our shares represented by an ADS, as the case may be. In addition, the amount of the share capital represented by the shares issued pursuant to this authorization under the exclusion of the statutory subscription rights may not exceed 10% of the share capital at the time this authorization comes into effect or is exercised. The 10% threshold includes new or treasury shares of our company issued or transferred during the term of this authorized capital on another legal basis under the exclusion of statutory subscription rights pursuant to Section 71 para 1 number 8 sentence 5 and Section 186 para 3 sentence 4 of the German Stock Corporation Act.

Subscription Rights

According to the German Stock Corporation Act, every shareholder is generally entitled to subscription rights (commonly known as preemptive rights) if new shares convertible bonds, bonds with warrants, profit-participation rights or profit-sharing bonds are issued in proportion to the number of shares he or she holds in the corporation's existing share capital. Under German law, these rights do not apply to shares issued out of conditional capital. A minimum subscription period of two weeks must be provided for the exercise of such subscription rights.

 Under German law, the shareholders' meeting may pass a resolution excluding subscription rights if a majority of at least three-quarters of the share capital represented in the relevant shareholder vote adopts the resolution. To exclude subscription rights, the management board must also make available a report to the shareholders justifying the exclusion and demonstrating that the company's interest in excluding the subscription rights outweighs the shareholders' interest in maintaining their rights. The justification may be subject to judicial review. Under German law, the exclusion of subscription rights in connection with the issuance of new shares is permitted, in particular, if we increase the share capital against cash contributions, if the amount of the capital increase does not exceed 10% of the existing share capital and the issue price of the new shares is not significantly lower than the market price of our shares. For this purpose, the market price may also be considered the market price of an ADS listed on the New York Stock Exchange divided by the number of our shares or the fraction of one of our shares represented by an ADS, as the case may be.

Shareholders' Meetings, Resolutions and Voting Rights

Pursuant to our articles of association, shareholders' meetings may be held at our registered offices, at the registered seat of a German stock exchange or in a German city with more than 100,000 inhabitants. In general, shareholders' meetings are convened by our management board. Separately, the supervisory board is required to convene a shareholders' meeting in cases where this is required as a matter of statutory law (i.e., if calling a meeting is required in the best interest of our company). In addition, shareholders who, individually or as a group, own shares in our company that represent at least 5% of our share capital may request that our management board convene a shareholders' meeting. If our management board does not convene a shareholders' meeting upon such a request, the shareholders may petition in German court for authorization to convene a shareholders' meeting.

Pursuant to our articles of association, the convening notice for a shareholders' meeting must be made public at least 36 days prior to the meeting. Shareholders who, individually or as a group, own shares in our company that represent at least 5% or €500,000 of our share capital may require that modified or additional items be added to the agenda of the shareholders' meeting and that these items be published prior to the shareholders' meeting.

Under German law, our annual general shareholders' meeting must take place within the first eight months of each financial year. Among other things, the general shareholders' meeting is authorized and required to adopt resolutions on the following issues:

• use of our annual net profit determined in accordance with German generally accepted accounting principles;

• discharge of the actions taken by the members of our management board and our supervisory board;

• the approval of our statutory auditors;

• increases or decreases in our share capital;

• the election of supervisory board members; and

• to the extent legally required, the approval of our financial statements.

Each share carries one vote at our shareholders' meeting.

Our articles of association provide in Article 20 that the resolutions of the shareholders' meeting are adopted by a simple majority of the votes cast, unless otherwise required by law or the articles of association.

Neither German law nor our articles of association provide for a minimum participation as a quorum for our shareholders' meetings.

Under German law, certain resolutions of fundamental importance require a majority of at least three-quarters of the share capital represented in the relevant shareholder vote. Resolutions of fundamental importance include, in particular, capital increases with exclusion of subscription rights, capital decreases, the creation of authorized or conditional capital, the dissolution of a company, a merger into or with another company, split-offs and split-ups, the conclusion of inter-company agreements (Unternehmensverträge) as defined in the German Stock Corporation Act (in particular control agreements (Beherrschungsverträge) and profit and loss transfer agreements (Ergebnisabführungsverträge)), and a change of the legal form of a company.

Dividend Rights

Under German law, distributions of dividends on shares for a given financial year are generally determined by a process in which the management board and supervisory board submit a proposal to our annual general shareholders' meeting held in the subsequent financial year and such annual general shareholders' meeting adopts a resolution.

German law provides that a resolution concerning dividends and distribution thereof may be adopted only if the company's unconsolidated financial statements prepared in accordance with German GAAP show a net profit. In determining the profit available for distribution, the result for the relevant year must be adjusted for profits and losses brought forward from the previous year and for withdrawals from or transfers to reserves. Certain reserves are required by law and must be deducted when calculating the profit available for distribution.

Shareholders participate in profit distributions in proportion to the number of shares they hold. Dividends on shares resolved by the general shareholders' meeting are paid annually, shortly after the general shareholders' meeting, in accordance with the German Stock Corporation Act and the rules of the respective clearing system. Dividend payment claims are subject to a three-year statute of limitation.

We have never declared or paid any dividends to our shareholders and, as of the date of this report, have no intention to declare or pay any dividends in the foreseeable future.

Liquidation Rights

Apart from liquidation e.g., as a result of insolvency proceedings, we may be liquidated with a vote of a majority of at least three-quarters of the share capital represented in the relevant shareholder vote. If we are liquidated, any assets remaining after all of our liabilities have been paid off will be distributed among our shareholders in proportion to their holdings in accordance with German statutory law. The German Stock Corporation Act provides certain protections for creditors which must be observed in the event of liquidation.

Authorization to Acquire Treasury Shares

We may not acquire our own shares unless authorized by the shareholders' meeting or in other very limited circumstances as set out in the German Stock Corporation Act. Shareholders may not grant a share repurchase authorization lasting for more than five years. The German Stock Corporation Act generally limits repurchases to 10% of our share capital and resales must generally be made either on a stock exchange, in a manner that treats all shareholders equally, or in accordance with the rules that apply to subscription rights relating to a capital increase. The shareholders' meeting adopted a resolution on July 4, 2019 authorizing the management board, for a period until

June 30, 2024, subject to the consent of the supervisory board and provided it complies with the legal requirement of equal treatment, to purchase our shares in an amount up to 10% of our total share capital. The shares may be purchased by means of a purchase on a stock exchange or an offer to all shareholders in one or more tranches and may be used for any purpose permitted by law. The management board is authorized to redeem the purchased shares without further resolution by the shareholders' meeting. The management board is also authorized to sell the purchased shares in other ways than a sale on a stock exchange or an offer to all shareholders under full or partial exclusion of the statutory subscription rights of the shareholders with the supervisory board's consent as follows: (i) to exclude shareholders' subscription rights for fractional amounts, (ii) by selling the purchased shares against contributions in kind, and (iii) by selling the purchased shares against cash consideration, if the consideration is not significantly lower than the market price at the time of the sale.

Squeeze-Out of Minority Shareholders

Under German law, the shareholders' meeting of a stock corporation may resolve upon request of a shareholder that holds shares that represent at least 95% of the share capital, that the shares held by any remaining minority shareholders be transferred to such shareholder against payment of "adequate cash compensation" (Ausschluss von Minderheitsaktionären). This amount must take into account the full value of the company at the time of the resolution, which is generally determined using the future earnings value method (Ertragswertmethode).

A squeeze-out in context of a merger (umwandlungsrechtlicher Squeeze-Out) only requires a majority shareholder to hold at least 90% of the share capital.

American Depositary Shares

Depositary

We have appointed The Bank of New York Melon (“BNY” or the “depositary”) as the depositary for the ADSs pursuant to a deposit agreement (the “Deposit Agreement”). BNY’s depositary offices are located at 240 Greenwich Street, New York, New York 10286.

Provisions

Every five ADSs represents the right to receive, and to exercise the beneficial ownership interest in, one ordinary share on deposit with the custodian. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities.

An ADS holder hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in its name, or (ii) by having uncertificated ADSs registered in its name, or (B) indirectly by holding a security entitlement in ADSs through its broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If a holder hold ADSs directly, it is a registered ADS holder, also referred to as an ADS holder. This description assumes the holder is an ADS holder. If the holder holds the ADSs indirectly, it must rely on the procedures of its broker or other financial institution to assert the rights of ADS holders described in this section. Such holders should consult with its broker or financial institution to find out what those procedures are.

We will not treat ADS holders as one of our shareholders and they will not have shareholder rights. German law governs shareholder rights. The depositary will be the holder of the shares underlying its ADSs. As a registered holder of ADSs, it will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

Dividends and Distributions

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. ADS holders will receive these distributions in proportion to the number of shares their ADSs represent.

Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, ADS holders may lose some of the value of the distribution.

Shares.    The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, ADS holders will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that ADS holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to such holders.

Deposit, Withdrawal and Cancellation

The depositary will deliver ADSs if ADS holders or their broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names the ADS holder requests and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

ADS holders may surrender their ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at such holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge ADS holders a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

ADS holders may surrender their ADR to the depositary for the purpose of exchanging their ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit ADS holders’ voting instructions (and we are not required to do so), the depositary will notify ADS holders of a shareholders' meeting and send or make voting materials available to such ohlders. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Germany and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit ADS holders’ voting instructions, ADS holders can still send voting instructions, and, in that case, the depositary may try to vote as such holders instruct, but it is not required to do so.

Except by instructing the depositary as described above, ADS holders won't be able to exercise voting rights unless they surrender their ADSs and withdraw the shares. However, holders may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure ADS holders that they will receive the voting materials in time to ensure that ADS holders can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise voting rights and there may be nothing ADS holders can do if their shares are not voted as requested.

In order to give ADS holders a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 40 days in advance of the meeting date.

Fees and Expenses

Persons Depositing or Withdrawing Shares or ADS Holders Must Pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to ADS holders had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when ADS holders deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary's obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

ADS holders will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities represented by any of their ADSs. The depositary may refuse to register any transfer of their ADSs or allow them to withdraw the deposited securities represented by their ADSs until those taxes or other charges are paid. It may apply payments owed to ADS holders or sell deposited securities represented by their American Depositary Shares to pay any taxes owed and they will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask ADS holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADRs without ADS holder consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

• 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

• we delist the ADSs from an exchange on which they were listed and do not list the ADSs on another exchange;

• we appear to be insolvent or enter insolvency proceedings

• all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

• there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

• there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

• are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

• are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

• are not liable if we or it exercises discretion permitted under the deposit agreement;

• are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

• have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on ADS holders’ behalf or on behalf of any other person;

• may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

• are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

• the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

• payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

• satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

• compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Right to Receive the Shares Underlying ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

• when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares;

• when ADS holders owe money to pay fees, taxes and similar charges; or

• when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send ADS holders copies of those communications or otherwise make those communications available to ADS holders if we ask it to. ADS holders have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement. We believe the deposit agreement's jury trial waiver is enforceable; however, if an ADS holder were to seek a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement and we or the depositary opposed such a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, ADS holders will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.